UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

VICTORY MERGER SUB, INC.

a Wholly Owned Subsidiary of

MAXIM INTEGRATED PRODUCTS, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Mark Casper

Vice President, Legal

Maxim Integrated Products, Inc.

160 Rio Robles

San Jose, California 95134

408-601-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Matthew Gemello

Baker & McKenzie LLP

660 Hansen Way

Palo Alto, California 94304

650-856-5541

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$600,299,004	$81,881

(1)	Estimated solely for purposes of calculating amount of filing fee. The transaction value was calculated by adding (1) the product of (a) $23.00 and (b) 25,053,874 shares of common stock, par value $0.001 per share (the “Shares”), of Volterra Semiconductor Corporation issued and outstanding on August 26, 2013 and (2) the product of (a) the difference between (x) $23.00 and (y) an exercise price of $14.40 (the weighted-average exercise price of the vested, in-the-money and outstanding options), and (b) 2,797,663 Shares issuable pursuant to vested, in-the-money and outstanding options as of August 26, 2013.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81,881	Filing Party: Victory Merger Sub, Inc., Maxim Integrated Products, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2013 and amended on September 9, 2013 and September 20, 2013 (as amended, the “Schedule TO”), and relates to the offer of Victory Merger Sub, Inc., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Volterra Semiconductor Corporation, a Delaware corporation (“Volterra”), at a price of $23.00 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Maxim Integrated Products, Inc., a Delaware corporation (“Maxim”). This Amendment No. 3 is being filed on behalf of Maxim and the Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1 through 9 and ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following disclosure.

“On September 23, 2013, Maxim and the Purchaser announced an extension of the expiration of the Offer until 9:00 a.m., New York City time, on Tuesday, October 1, 2013, unless further extended. The Offer was previously scheduled to expire at 9:00 a.m., New York City time, on Monday, September 30, 2013. The Offer was extended by the mutual agreement of Maxim, the Purchaser and Volterra to accommodate Maxim’s desire to consummate the transaction in the second quarter of Maxim’s fiscal year 2014.

Computershare Inc., the depositary for the Offer, has indicated that as of 9:00 a.m., New York City time, on September 23, 2013, a total of 42,701 Shares had been tendered, representing approximately 0.1367% of the outstanding Shares. No Shares had been tendered by notice of guaranteed delivery.

On September 23, 2013, Maxim issued a press release announcing the extension of the expiration of the Offer. The full text of the press release is attached as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.”

Items 1 through 9 and Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented by deleting and replacing all references to the scheduled expiration of the Offer being on “September 30” with “October 1” except for the reference to “September 30” set forth in Section 12 of the Offer to Purchase entitled “The Transaction Agreements” in first sentence in the second paragraph under the heading “—The Merger Agreement” starting on page 29 of the Offer to Purchase.

Items 1 through 9 and Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

Section 12 of the Offer to Purchase entitled “The Transaction Agreements” is hereby amended and supplemented by deleting the first sentence in the second paragraph under the heading “—The Merger Agreement” and replacing it in its entirety with the following on page 29 of the Offer to Purchase:

“The Offer was initially scheduled to expire at 9:00 a.m. (New York City time) on September 30, 2013, the date that is 21 business days following the commencement of the Offer. On

September 23, 2013, Maxim, the Purchaser and Volterra extended the Offer until 9:00 a.m. (New York City time) on October 1, 2013 by mutual agreement in accordance with the terms of the Merger Agreement.”

Section 12 of the Offer to Purchase entitled “The Transaction Agreements” is hereby amended and supplemented by deleting the paragraph under the section entitled “The Confidentiality Agreement” and replacing it in its entirety with the following:

“On July 24, 2013, Maxim and Volterra entered into a Letter Agreement, which was amended on July 24, 2013 and August 14, 2013 (as amended, the “Confidentiality Agreement”), pursuant to which the parties agreed to keep confidential certain information for the purposes of pursuing a transaction between Maxim and Volterra. Additionally, Maxim agreed that, subject to certain exceptions, Maxim would not solicit for employment any employee of Volterra for a period of one year from the date of the Confidentiality Agreement. Maxim also agreed, among other things, to certain “standstill” provisions which prohibit Maxim from taking certain actions involving or with respect to Volterra for a period ending on the nine month anniversary of the date of the Confidentiality Agreement.”

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following paragraphs under the section entitled “Legal Proceedings” following the end of the last paragraph:

“On September 20, 2013, Volterra and Maxim entered into a memorandum of understanding (the “MOU”) with respect to a settlement with the parties to the actions set forth in the Complaints (collectively, the “Litigation”). Pursuant to the MOU, Volterra agreed that it would make certain supplemental disclosures in the Schedule 14D-9 with respect to the Offer, and the parties expect to execute a stipulation of settlement, which will be subject to approval by the Alameda County Superior Court following notice to Volterra’s stockholders by Volterra through its amendment of the Schedule 14D-9. There can be no assurance that the settlement will be finalized or that the Alameda County Superior Court will approve the settlement. The settlement terms provide that the Litigation will be dismissed with prejudice against all defendants. Maxim and the other named defendants deny any liability with respect to the facts and claims alleged in the Litigation. Maxim and the other named defendants further deny that any supplemental disclosure was required under any applicable statute, rule, regulation or law.

Maxim and the other named defendants elected to enter into the MOU to settle the Litigation despite the collective view that the Litigation was specious and the allegations unfounded because they did not want to jeopardize the proposed Merger or the timing thereof.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(J)	Press Release issued by Maxim Integrated Products, Inc. on September 23, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013

VICTORY MERGER SUB, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	President and Secretary

MAXIM INTEGRATED PRODUCTS, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 30, 2013. †

(a)(1)(B)	Form of Letter of Transmittal. †

(a)(1)(C)	Form of Notice of Guaranteed Delivery. †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. †

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Maxim Integrated Products, Inc. on August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(B)	Slides presented during the conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(C)	Copy of transcript of conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(D)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to customers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(E)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to employees of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(F)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to suppliers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(G)	Summary Advertisement published in The New York Times on August 30, 2013. †

(a)(5)(H)	Press Release issued by Maxim Integrated Products, Inc. on September 9, 2013. †

(a)(5)(I)	Section 262 of the General Corporation Law of the State of Delaware. †

(a)(5)(J)	Press Release issued by Maxim Integrated Products, Inc. on September 23, 2013. *

(d)(1)	Agreement and Plan of Merger, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and Volterra Semiconductor Corporation (incorporated by reference to Exhibit 2.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(d)(2)	Tender and Support Agreement, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and the stockholders of Volterra Semiconductor Corporation set forth on Exhibit A thereto (incorporated by reference to Exhibit 2.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(d)(3)	Letter Agreement, dated June 24, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc. †

(d)(4)	Amendment to Letter Agreement, dated July 24, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc. †

(d)(5)	Amendment to Letter Agreement, dated August 14, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc. †

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed.
*	Filed herewith.